

Mail Stop 4631

September 23, 2009

Mr. Steven G. Rolls
Furniture Brands International, Inc.
1 North Brentwood Blvd.
St. Louis, Missouri 63105

> **RE:** **Furniture Brands International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 2, 2009**
> **File #1-91**

Dear Mr. Rolls:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Critical Accounting Policies, page 27
General

1. We note that your market capitalization is significantly lower than your book value. With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding how you have considered this fact in your impairment testing.

Inventory, page 27

2. We note from your disclosure on page 11 that you incurred a significant charge in fiscal 2008 related to product write-downs to actual or anticipated sales values. With a view towards future disclosure please provide us with a quantitative discussion regarding how decreases in your sales values may impact your inventory valuation. See Section V of the SEC Interpretive Release No. 33-8350.

Intangible Assets, page 27

3. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of your impairment analyses for your trade names. In this regard, please include a qualitative and quantitative description of the material assumptions used in your impairment analyses and provide sensitivity analyses for each assumption based on reasonably likely changes. Reference SFAS 142 and Section V of the SEC Interpretive Release No. 33-8350.

Form 10-Q for the quarterly period ended June 30, 2009

Note 17. Subsequent Events, page 16

4. Please revise future filings to include the information required by paragraph 12 of SFAS 165.

Financial Condition, page 22
Liquidity, page 22

5. We note your disclosure that should you not comply with certain provisions of your ABL agreement, the lenders can call the debt. With a view towards future disclosure, please provide us with a specific and comprehensive discussion of the terms of these provisions as well as your status of compliance.

Item 4. Controls and Procedures, page 26

6. Please be advised that your certifying officers were required to conclude as to the effectiveness of disclosure controls and procedures. In addition, the evaluation of your disclosure controls and procedures was required to be as of June 30, 3009. Please amend your Form 10-Q to provide your certifying officers' conclusion as to the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report as required by Item 307 of Regulation S-K. We remind you that the amendment must contain the complete text of the item being amended and certifications.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief